                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
                               RULE 13a OR 15d OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of February, 1997


                             DIADEM RESOURCES LTD.
--------------------------------------------------------------------------------
                (Translation of Registrant's name into English)

           110 MEADOWVALE ROAD, SCARBOROUGH, ONTARIO, CANADA MIC 151
--------------------------------------------------------------------------------
                    (Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                Form 20-F   X       Form 40-F
                          -----                -----

        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

                Yes             No   X
                    -----          -----

DIADEM RESOURCES LTD.
CONSOLIDATED BALANCE SHEET

AS AT NOVEMBER 30,                                                                           1996              1995
(IN CANADIAN DOLLARS APPLYING U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES)                  $                 $
--------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash and term deposits                                                                   4,993,677         1,278,313
Marketable securities (note 3)                                                             149,752            80,805
Prepaid expenses and sundry receivables (note 5)                                           114,818             9,622
                                                                                     -------------     -------------
                                                                                         5,258,247         1,368,740
INTEREST IN MINING PROPERTIES (note 4)                                                   7,782,756         1,247,065
INVESTMENT IN MINING SYNDICATES AND MINING COMPANIES                                       197,978            40,000
FIXED ASSETS (note 6)                                                                       24,614             9,360
                                                                                     -------------     -------------
                                                                                        13,263,595         2,665,165
                                                                                     =============     =============

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued charges (notes 3 and 7)                                       490,517            72,240
                                                                                     -------------     -------------

SHAREHOLDERS' EQUITY

CAPITAL STOCK (note 8)                                                                  14,319,340         4,003,193

DEFICIT INCURRED PRIOR TO DEVELOPMENT STAGE ACTIVITIES                                    (968,527)         (968,527)
DEFICIT ACCUMULATED DURING THE DEVELOPMENT STAGE                                          (631,916)         (439,949)
DIFFERENCE BETWEEN COST AND MARKET VALUE
    OF MARKETABLE SECURITIES                                                                54,181            (1,792)
                                                                                     -------------     -------------
                                                                                        12,773,078         2,592,925
                                                                                     -------------     -------------
                                                                                        13,263,595         2,665,165
                                                                                     =============     =============

DIADEM RESOURCES LTD.

CONSOLIDATED STATEMENT OF INCOME


SIX MONTHS ENDED NOVEMBER 30,                                                               1996             1995
(IN CANADIAN DOLLARS APPLYING U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES)                  $                $
------------------------------------------------------------------------------------------------------------------
EXPENSES
Amortization                                                                                3,507              987
Business development                                                                       20,867            2,203
Expiration of mining interest   (note 4)                                                  119,241           35,382
General                                                                                    31,876           14,405
Insurance                                                                                   3,108            3,108
Legal, audit and accounting fees                                                           40,484           15,958
Office expenses                                                                            20,117           13,216
Salaries and benefits                                                                      31,755           17,203
Search for new properties                                                                  -                 1,212
Shareholder relations                                                                     130,229           36,321
Travel                                                                                      3,165           12,285
                                                                                    -------------    -------------
                                                                                          404,349          152,280
                                                                                    -------------    -------------
                                                                                         (404,349)        (152,280)
                                                                                    -------------    -------------

OTHER INCOME (LOSS)
Interest                                                                                  122,683           27,147
Gain (loss) on securities and investments                                                   6,080             (668)
                                                                                    -------------    -------------
                                                                                          128,763           26,479
                                                                                    -------------    -------------
NET LOSS                                                                                 (275,586)        (125,801)
                                                                                    =============    =============

NET LOSS PER COMMON SHARE                                                                     .01              .01
                                                                                    =============    =============

DIADEM RESOURCES LTD.
CONSOLIDATED STATEMENT OF ACCUMULATED LOSSES AS DEVELOPMENT STAGE COMPANY

FOR THE PERIOD FROM JUNE 1, 1992 TO NOVEMBER 30,                                         1996              1995
(IN CANADIAN DOLLARS APPLYING U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES)               $                 $
------------------------------------------------------------------------------------------------------------------
EXPENSES
Advertising and promotion                                                                   1,349            1,349
Amortization                                                                               15,641           10,452
Business development                                                                       56,201            9,427
Expiration of mining interest                                                             234,443          115,202
General                                                                                    50,538           22,662
Insurance                                                                                  27,450           21,235
Legal, audit and accounting fees                                                          134,709           52,701
Office expense                                                                             82,428           45,181
Salaries and benefits                                                                     175,768          103,336
Search for new properties                                                                   9,088            8,821
Shareholder relations                                                                     229,114           72,710
Travel                                                                                     35,429           32,098
                                                                                    -------------    -------------
                                                                                        1,052,158          495,174
                                                                                    -------------    -------------
INCOME
Consulting                                                                                  6,200            6,200
Interest                                                                                  191,304           41,142
Gain on securities and investments                                                        222,738            7,883
                                                                                    -------------    -------------
                                                                                          420,242           55,225
                                                                                    -------------    -------------
DEFICIT ACCUMULATED DURING DEVELOPMENT STAGE                                             (631,916)        (439,949)
                                                                                    =============    =============

DIADEM RESOURCES LTD.
CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

SIX MONTHS ENDED NOVEMBER 30,                                                             1996              1995
(IN CANADIAN DOLLARS APPLYING U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES)               $                 $
-------------------------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED FOR):

OPERATING ACTIVITIES

Net loss                                                                                 (275,586)        (125,801)
Items not affecting cash
    Amortization                                                                            3,507              987
    Expiration of mining interest                                                         119,241           35,382
    Loss (gain) on marketable securities and investments                                   (6,080)             668
                                                                                    -------------    -------------
                                                                                         (158,918)         (88,764)
Decrease (increase) in prepaid expenses and sundry receivables                            (22,138)          25,789
Increase (decrease) in accounts payable and accrued charges                               101,150          (67,658)
                                                                                    -------------    -------------
                                                                                          (79,906)        (130,633)
                                                                                    -------------    -------------
FINANCING ACTIVITIES
Costs associated with issuance of shares   (note 8)                                        -                (2,312)
Issuance of common shares   (note 8)                                                       85,200          811,600
                                                                                    -------------    -------------
                                                                                           85,200          809,288
                                                                                    -------------    -------------
INVESTING ACTIVITIES
Acquisition of interest in mining properties                                           (3,149,624)        (171,613)
Disposition (acquisition) of fixed assets                                                  (2,674)             958
Acquisition of marketable securities                                                       (6,080)          (1,606)
Investment in mining syndicates and mining companies                                      (20,000)               -
Proceeds on gain on marketable securities and investments                                   6,080            7,476
                                                                                    -------------    -------------
                                                                                       (3,172,298)        (664,785)
                                                                                    -------------    -------------
Change in cash and cash equivalents                                                    (3,167,004)          13,870
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                                            8,160,681        1,264,443
                                                                                    -------------    -------------
CASH AND CASH EQUIVALENTS, END OF YEAR                                                  4,993,677        1,278,313
                                                                                    =============    =============


DIADEM RESOURCES LTD.
CONSOLIDATED STATEMENT OF ACCUMULATED CASH FLOW AS DEVELOPMENT STAGE COMPANY

FOR THE PERIOD FROM JUNE 1, 1992 TO NOVEMBER 30,                                            1996             1995
(IN CANADIAN DOLLARS APPLYING U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES)                  $                $
------------------------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED FOR):

Net accumulated loss                                                                     (631,916)        (439,949)
Items not affecting cash
    Amortization                                                                           15,641           10,452
    Expiration of mining interest                                                         234,443          115,202
    Gain on marketable securities and investments                                        (222,738)          (7,883)
                                                                                    -------------    -------------
                                                                                         (604,570)        (322,178)
Decrease in accounts receivable                                                             1,761            1,761
Increase in prepaid expenses and sundry receivables                                      (109,878)          (4,682)
Increase in accounts payable and accrued charges                                          423,191           17,913
                                                                                    -------------    -------------
                                                                                         (289,496)        (307,186)
                                                                                    -------------    -------------
FINANCING ACTIVITIES
Costs associated with issuance of shares                                               (1,097,249)        (474,806)
Increase (decrease) in advances from shareholder                                           40,744           40,744
Issuance of common shares                                                              11,642,929        2,920,814
                                                                                    -------------    -------------
                                                                                       10,586,424        2,486,752
                                                                                    -------------    -------------
INVESTING ACTIVITIES
Acquisition of interest in mining properties                                           (5,199,802)        (795,183)
Acquisition of fixed assets                                                               (24,057)          (3,613)
Acquisition of marketable securities                                                     (146,173)        (155,183)
Investment in mining syndicates and mining companies                                     (245,300)         (40,000)
Proceeds on gain on marketable securities and investments                                 305,288           85,933
                                                                                    -------------    -------------
                                                                                       (5,310,044)        (908,046)
                                                                                    -------------    -------------
Change in cash and cash equivalents                                                     4,986,884        1,271,520
CASH AND TERM DEPOSITS, BEGINNING OF YEAR                                                   6,793            6,793
                                                                                    -------------    -------------
CASH AND TERM DEPOSITS,END OF YEAR                                                      4,993,677        1,278,313
                                                                                    =============    =============

DIADEM RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOVEMBER 30, 1996  (IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------



1.     NATURE OF OPERATIONS

       The Company, directly and through joint ventures, is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable.

       The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.


2.     SIGNIFICANT ACCOUNTING POLICIES

       BASIS OF CONSOLIDATION
         The consolidated financial statements include the accounts of the corporation and its subsidiaries and a proportionate share of the accounts of joint ventures in which Diadem Resources Ltd. and its subsidiaries have an interest.

       FIXED ASSETS AND AMORTIZATION
         Fixed assets are recorded at cost and are amortized over their estimated useful lives using the declining balance method at the following annual rates:

             Furniture and fixtures                             20%
             Computer and equipment                             30%

       FOREIGN CURRENCY TRANSLATION
         Monetary and non-monetary items carried at market are translated at the rate of exchange in effect at the balance sheet date. All other non-monetary items are translated at historical rates. Revenue and expense items are translated at the average rate of exchange for the year.

       MARKETABLE SECURITIES
         Marketable securities are carried at the lower of cost and quoted market value.

       INVESTMENT IN MINING SYNDICATES AND MINING COMPANIES
         Investment in mining syndicates and a private mining company are carried at cost.

         Investment in Waseco Resources Inc. is accounted for on the equity basis of accounting.

DIADEM RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOVEMBER 30, 1996  (IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------




2.     SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

       INTEREST IN MINING PROPERTIES
         The Company's interest in mining properties is carried at cost on a property by property basis. Costs include capitalized expenditures for acquisition, geological surveys, exploration and development. When shares of the Company are issued from treasury as consideration for the acquisition of mining properties, the market value of the shares is considered a cost of acquisition. Costs for each property are written off to the statement of income if future recovery is determined to be unlikely.

         All capitalized costs for each property will be amortized as depletion to the statement of income when commercial production commences. The units-of-depletion method will be applied based upon previous and probable reserves. Possible reserves are excluded.



3.     MARKETABLE SECURITIES

                                                          1996             1995
                                                            $                $
                   Marketable securities                 61,571           61,597



       The estimated market value of the marketable securities is $149,752 (1995
       - $80,805). The Company also holds options to purchase 300,000 additional common shares of Blue Emerald Resources Inc. at a price of $0.25 per share up to March 16, 1997. The market value of the common shares was $0.37 per share as at November 30, 1996.

       Included in marketable securities are 100,000 shares of Noront Resources Limited which are carried at $14,000. The current market value as at November 30, 1996 was $48,000, (1995 - $35,000). These shares were received from Noront Resources Limited pursuant to an agreement whereby the Company optioned a portion of its interest in certain mining claims. Since these mining claims have been terminated, the Company may have to return the shares to Noront Resources Limited. Included in accounts payable is $14,000 which is equivalent to the carrying value of the shares.

DIADEM RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOVEMBER 30, 1996  (IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------



4.     INTEREST IN MINING PROPERTIES
       Interest in mining properties is comprised of the following:

                                                                                                  1996              1995
                                                                                                    $                 $
       Acquisition costs
             Fletcher Lake, Northwest Territories   (note 4b)                                    10,355            10,355
             Rancheria, California   (note 4c)                                                  652,733           280,733
             Leek Springs, California   (note 4d)                                             1,681,711            -
             Crystal Valley Region, Quebec   (note 4e)                                           72,500            72,500
             Dihourse Permit, Quebec   (note 4a)                                                   -                9,200
             Pekan River and Sarah Lake, Quebec   (note 4f)                                     119,400             9,200
             Mercury Permit, Quebec   (note 4g)                                                 136,300            16,300
             Belitung Island, Indonesia   (note 4h)                                             368,190              -
                                                                                              ---------         ---------
                                                                                              3,041,189           398,288
                                                                                              ---------         ---------

       Deferred exploration costs
             Fletcher Lake, Northwest Territories                                                78,607             5,914
             Rancheria, California                                                              689,308           506,973
             Leek Springs, California                                                         1,926,156             1,000
             Crystal Valley Region, Quebec                                                      168,151           167,596
             Dihourse Permit, Quebec                                                               -                1,024
             Pekan River and Sarah Lake, Quebec                                               1,667,420           101,187
             Mercury Permit, Quebec                                                              23,515            23,515
             Belitung Island, Indonesia                                                         141,088              -
             Tewah, Indonesia   (note 4k)                                                        47,322            41,568
                                                                                              ---------         ---------
                                                                                              4,741,567           848,777
                                                                                              ---------         ---------
                                                                                              7,782,756         1,247,065
                                                                                              =========         =========

(a)    EXPIRATION OF MINING INTEREST

       During the current period, the exploration permit on the Dihourse property in Quebec expired. Accordingly, the accumulated costs of acquisition and exploration in the amount of $119,241 were written off as an expense.

(b)    FLETCHER LAKE, NORTHWEST TERRITORIES

       The Company holds an option with Noront Resources Ltd. to earn a 60% mining interest in a 100,000 acre property in the Northwest Territories. In order to exercise this option, the company was originally required to:

       1) issue 200,000 shares of its capital stock to Noront Resources Ltd. which were issued during the years ended May 31, 1994 and May 31, 1995;

DIADEM RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOVEMBER 30, 1996  (IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------



4.     INTEREST IN MINING PROPERTIES (CONTINUED)

       2)    complete $1,000,000 in work prior to February 12, 1999.

       The original stakers of the property retain a royalty of 3% on any diamond production and a 1.5% net smelter royalty on any base metal or gold production.

       The Company and Noront Resources Ltd. then entered into an agreement with Pure Gold Resources Inc. whereby Pure Gold Resources Inc. would earn a 40% undivided interest in the property by issuing 100,000 of its capital (60,000 to the Company) and incurring $500,000 of expenditures on the property prior to February 12, 1996 and maintaining the property in good standing to March 15, 1996. The Company received 30,000 of these shares during the year ended May 31, 1994 when the market value of the shares was $18,000 in aggregate and an additional 30,000 shares during the year ended May 31, 1995 when the market value of the shares was $6,600 in aggregate. The Company reduced its carrying value of the property by the market value of the shares of Pure Gold Resources Inc. received.

       During the year ended May 31, 1995, sufficient assessment work was completed to ensure that approximately 15,000 acres of the 100,000 acres were in good standing until March 11, 1996. The Company relinquished any interest in the remaining 85,000 acres. Accordingly, a charge to the income statement in the amount of $57,545 was recorded in the year ended May 31, 1995. This charge was calculated as 85% of accumulated acquisition costs.

       The Company then had no financial obligations with respect to the property until the completion of Pure Gold Resources Inc.'s work. However, Pure Gold Resources Inc. failed to complete the work and, accordingly, several of the claims were forfeited. In order to mitigate damages, Pure Gold Resources Inc. restaked some of the lost claims which resulted in the reacquisition of certain of the claims. Noront Resources Limited and the Company have now entered into an amending agreement whereby the Company may earn a 60% interest in the claims maintained and in additional staked claims by spending an aggregate of $250,000 of additional expenditures by March 15, 1999.


(c)    RANCHERIA, CALIFORNIA

       The Company has obtained an option to acquire up to a 60% interest in mining claims in the Rancheria area of Amador County in California. This option was granted by Silverstone Prospecting Syndicate which will continue to hold the remaining unearned interest in the property. Silverstone Prospecting Syndicate has registered 13 claims.

       During the year ended May 31, 1995, the Company acquired a 15% interest in these claims by paying the sum of U.S. $50,000 to Silverstone Prospecting Syndicate and issuing to Silverstone Prospecting Syndicate 150,000 common shares of the Company, valued at $0.30 per share.

DIADEM RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOVEMBER 30, 1996  (IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------



4.     INTEREST IN MINING PROPERTIES (CONTINUED)

       During the six months ended November 30, 1995, the Company increased its interest in the property to 30% by paying the sum of U.S. $50,000 to Silverstone Prospecting Syndicate, issuing to Silverstone Prospecting Syndicate 150,000 common shares valued at $0.60 per share and spending a cumulative amount of approximately $506,000 on the property.

       During the second half of the year ended May 31, 1996, the Company also issued to Silverstone Prospecting Syndicate an additional 150,000 common shares valued at $2.48 per share during the current year as a step to increasing its interest to 45%. In order to complete the acquisition of 45% in the property, the Company must complete the following by February 1, 1998:

       1) pay an additional $100,000 U.S. to Silverstone Prospecting Syndicate, and

       2) complete $1,000,000 U.S. in cumulative expenditures on the property.

       In order to increase its interest to 60%, the Company will be required to complete $2,000,000 U.S. in cumulative expenditures on the property by October 4, 1997. The Company is currently negotiating to extend this deadline.

       The agreement also provides that if Silverstone Prospecting Syndicate is successful in acquiring additional claims in the subject area, these claims will also be included in the agreement. The Company will be entitled to earn a 60% interest in each additional claim without payment of additional consideration except for the reimbursement of the actual costs of acquiring these additional claims.

(d)    LEEK SPRINGS, CALIFORNIA

       The Company has obtained an option to acquire up to a 55% interest in 215 unpatented mining claims covering approximately 2,500 acres in the Leek Springs area of El Dorado County in California. This option was also granted by Silverstone Prospecting Syndicate which will continue to hold the remaining unearned interest in the property.

       During the second half of the year ended May 31, 1996, the Company earned a 10% interest in the property by paying the sum of U.S. $50,000 to Silverstone Prospecting Syndicate and issuing to Silverstone Prospecting Syndicate 150,000 common shares valued at $1.24 per share.

       During the current six month period, the Company increased its interest to 25% in the property by issuing 200,000 common shares valued at $6.45 per share and by paying U.S. $100,000 to Silverstone Prospecting Syndicate.

       To earn an additional 15% interest, thereby increasing its interest to 40%, the Company must complete the following by March 20, 1997:

       1)     pay an additional $100,000 U.S. to Silverstone Prospecting
              Syndicate;

       2) issue 200,000 additional common shares to Silverstone Prospecting Syndicate; and

       3)     complete $1,000,000 U.S. of cumulative exploration expenditures.

DIADEM RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOVEMBER 30, 1996  (IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------



4.     INTEREST IN MINING PROPERTIES (CONTINUED)

       Depending upon exploration results, the cumulative expenditures could be increased to $1,500,000 to obtain this additional 15% interest.

       To earn the final 15% interest in the property, thereby increasing its interest to 55%, the company must complete the following by August 2, 1998:

       1)     pay an additional $100,000 U.S. to Silverstone Prospecting
              Syndicate;

       2) issue 200,000 additional common shares to Silverstone Prospecting Syndicate; and

       3)     complete $5,000,000 U.S. of cumulative exploration expenditures.

(e)    CRYSTAL VALLEY REGION, QUEBEC

       The Company has acquired a 100% interest in 144 registered claims, totalling 5,036 hectares, in the Crystal Valley Region near Montreal in the Province of Quebec. To acquire the mining rights, the Company made a cash payment of $12,500 and issued 200,000 common shares when the market value of the shares was $0.30 per share. The agreement also provides that the Company will pay a royalty of 2% of gross proceeds for the sale of diamonds recovered from the property. The claims are currently in good standing.

(f)    PEKAN RIVER AND SARAH LAKE, QUEBEC

       The Company entered into an option agreement which enables it to purchase a 90% interest in 5,000 hectares of property in Quebec known as the Pekan River Prospect. This option was granted by Beaver Syndicate which will continue to hold the remaining unearned interest in the property. A further agreement was reached with Beaver Syndicate to also acquire an interest in an additional property in Quebec known as the Sarah Lake Project. This second property is included in the earlier agreement for no additional consideration other than a fee of $5,200. The original permit holder will retain a 1.5% net smelter return on production.

       The Company earned a 51% interest in the properties during the year ended May 31, 1996 by paying the sum of $9,200 to Beaver Syndicate and issuing to Beaver Syndicate 80,000 common shares valued at $0.50 per share.

       The Company earned an additional 19% interest, during the current six month period thereby increasing its interest to 70%, by issuing to Beaver Syndicate $60,000 worth of common shares and paying $5,000 in annual permit fees.

DIADEM RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOVEMBER 30, 1996  (IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------



4.     INTEREST IN MINING PROPERTIES (CONTINUED)

       The Company can earn an additional 10% interest, thereby increasing its interest to 80%, up to May 30, 1997, by issuing to Beaver Syndicate $60,000 worth of common shares or by paying $60,000 in cash, at the Company's option.

       The Company can earn an additional 10% interest, thereby increasing its interest to 90%, up to May 30, 1998, by issuing to Beaver Syndicate $60,000 worth of common shares or by paying $60,000 in cash, at the Company's option.

       The Company has been advised that the Pekan River permit is valid until May 23, 2000 and is in good standing until May 24, 1997, at which time renewal fees must be paid and suitable assessment work filed. The Sarah Lake permit is valid until October 25, 2000, provided the Company pays annual renewal fees and files assessment work within the time required.

(g)    MERCURY PERMIT, QUEBEC

       The Company has also entered into an agreement with Trinity Syndicate to purchase a 90% mining interest in 11,500 hectares of property in Quebec. Trinity Syndicate will continue to hold the unearned interest and will retain a 1.5% net smelter return on production.

       The Company earned a 51% interest in the property during the year ended May 31, 1996 by paying the sum of $16,300 to Trinity Syndicate and issuing to Trinity Syndicate 80,000 common shares valued at $0.50 per share.

       The Company earned an additional 19% interest, thereby increasing its interest to 70% during the six months ended November 30, 1996, by issuing to Trinity Syndicate 14,404 common shares valued at a total of $80,000.

       The Company can earn an additional 10% interest, thereby increasing its interest to 80%, up to May 16, 1997, by issuing to Trinity Syndicate $80,000 worth of common shares or by paying $80,000 in cash, at the Company's option.

       The Company can earn an additional 10% interest, thereby increasing its interest to 90%, up to May 16, 1998, by issuing to Trinity Syndicate $80,000 worth of common shares or by paying $80,000 in cash, at the Company's option. Trinity Syndicate has advised the company that the permit is valid to May 11, 2000 and the property is in good standing until May 21, 1997, at which time renewal fees will be payable and assessment work will need to be filed.

DIADEM RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOVEMBER 30, 1996  (IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------


4.     INTEREST IN MINING PROPERTIES (CONTINUED)

(h)    BELITUNG ISLAND, INDONESIA

       The Company has entered into an option agreement with an Indonesian company whereby it can acquire a 90% interest in mining property on Belitung Island in Indonesia. The Company is required to spend a total of U.S. $1,000,000 in exploration and development expenditures. The Company issued 100,000 shares valued at $1.03 per share for the opportunity of entering into the agreement. The Indonesian company will retain a 10% working interest in the property. The Company has entered into an agreement with Bresea Resources Ltd. whereby Bresea Resources Ltd. has the right to acquire a 60% working interest in the property with the company retaining a right to acquire a 30% working interest in the property.

(i)    MIRAH NORTH EAST, KALIMANTAN, INDONESIA

       The Company has entered into a joint venture arrangement to acquire a 30% interest in a 10,300 hectare property in the Kalimantan gold belt in Indonesia. The remaining interest will be held 15% by an Indonesian company, 30% by Tandem Resources Ltd. and 25% by Bresea Resources Ltd. All joint venture exploration expenditures are to be incurred by each non-Indonesian joint venture party in proportion to their interest in the property. Upon commencement of mining operations, all costs and expenses incurred are to be borne by all parties on a pro rata basis.

(j)    MAHAKAM, KALIMANTAN, INDONESIA

       The Company has entered into two separate joint venture arrangements to acquire a 30% interest in two 10,000 hectare properties in the Kasogan Area of East Kalimantan, Indonesia. The properties are located 20 kilometres apart. The remaining interest in each property will be held 15% by an Indonesian company, 30% by Tandem Resources Ltd. and 25% by Bresea Resources Ltd. All joint venture exploration expenditures are to be incurred by each non-Indonesian joint venture party in proportion to their interest in the property. Upon commencement of mining operations, all costs and expenses incurred are to be borne by all parties on a pro rata basis.

(k)    TEWAH, INDONESIA

       The Company entered into an agreement to participate with an Indonesian mining company for the exploration and development of gold property in the Kahayan River Valley in Indonesia. The agreement allows the Company to acquire a 60% interest for an expenditure of the greater of U.S. $1,500,000 or the cost of completing a full feasibility study on the property.

       The Company then entered into an agreement with Waseco Resources Inc. whereby Waseco Resources Inc. could earn the Company's interest in the property by spending the U.S. $1,500,000 on the property and issuing treasury shares to the Company. The acquisition was to be accomplished by Waseco Resources Inc. whereby it has three separate options to purchase 20% at each option date satisfied by spending U.S. $500,000 by each date and issuing a cumulative 7,000,000 common shares from treasury.

DIADEM RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOVEMBER 30, 1996  (IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------




4.     INTEREST IN MINING PROPERTIES (CONTINUED)

       Waseco has funded the initial U.S. $1,000,000 in Tewah Project feasibility expenditures and has delivered to the Company an aggregate of 5,000,000 common shares and has thereby earned a 40% working interest in the property. Waseco Resources Inc. has a further option to acquire an additional 20% interest in the joint venture by issuing a further 2,000,000 common shares to the Company and by expending a further U.S. $500,000 in proposed expenses. If the full 60% interest in the joint venture is acquired by Waseco Resources Inc., the Company will own 7,000,000 common shares of Waseco Resources Inc. which would represent less than 50% of the outstanding shares on a fully diluted basis. The 5,000,000 shares of Waseco Resources Inc. currently represent approximately 39% of the outstanding shares. The cumulative expenditure on the Tewah property represents unreimbursed expenditures to date.



5.     INVESTMENT IN MINING SYNDICATES AND MINING COMPANIES

                                                          1996         1995
                                                            $            $
             Investment in mining syndicates             40,000       40,000
             Investment in private mining company       157,978         -
                                                        -------       ------
                                                        197,978       40,000
                                                        =======       ======

       The Company participated in a private placement during the year ended May 31, 1996 whereby it purchased 10,000 ordinary shares of Randgold Resources Limited at a cost of $137,978. The Company holds less than 1% of the outstanding shares. Randgold Resources Limited is involved in the exploration of gold mining properties in Africa.

       Investment in mining syndicates consists of 4.0 units (1995 - 4.0 units) in Silverstone Prospecting Syndicate with a cost of $20,000 (1995 - $20,000) and 2.0 units (1995 - 2.0) in Beaver Syndicate with a cost of $20,000 (1995 - $20,000) and 2.0 units (1995 - nil) in Crystal Valley
       Prospecting Syndicate. Silverstone Prospecting Syndicate is currently exploring properties in the United States while Beaver Syndicate is exploring properties in Northern Labrador and Quebec. As at May 31, 1996, the Company holds 8% of the outstanding units in Silverstone Prospecting Syndicate and 8% of the outstanding units in Beaver Syndicate and 4% of the outstanding units in Crystal Valley Prospecting Syndicate.

DIADEM RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOVEMBER 30, 1996  (IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------



5.     INVESTMENT IN MINING SYNDICATES AND MINING COMPANIES (CONTINUED)

       In addition, the Company holds 5,000,000 common shares of Waseco Resources Inc. This represents approximately 39% of the outstanding shares. These shares were acquired pursuant to the transfer of the mining options in the Tewah property in Indonesia (see note 4k) to Waseco Resources Inc. No value has been attached to these shares for accounting purposes as the Company had not incurred any costs in obtaining these option rights which were transferred in exchange for the shares.



6.     FIXED ASSETS

                                             ACCUMULATED      1996       1995
                                     COST    AMORTIZATION      NET        NET
                                       $          $             $          $
       Furniture and fixtures        31,199     25,632        5,567      7,043
       Computer and equipment        24,205      5,158       19,047      2,317
                                     ------     ------       ------      -----
                                     55,404     30,790       24,614      9,360
                                     ======     ======       ======      =====




7.     RELATED PARTY INFORMATION

       ACCOUNTS PAYABLE AND DEFERRED EXPLORATION COSTS
             During the current year, the Company incurred fees totalling $17,357, (1995 - $46,309), related to exploration work from a company in which a director holds a 49% interest. A balance of $4,966, (1995 - $16,491) related to these fees is included in accounts payable at the end of the current year period. The Company leases registered head office space from the same company at a cost of $300 per month. The Company also leases office space from a director at a cost of $250 per month. In addition, a company which is wholly owned by a director, charged $21,675, (1995 - $10,850) during the current year in consulting fees related to exploration work. A balance of $29,119 (1995 - nil) related to these fees is included in accounts payable at the end of the current period.

             These transactions are in the normal course of operations and are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

       PREPAID EXPENSES AND SUNDRY RECEIVABLES
             Included in prepaid expenses and sundry receivables is the amount of $20,226 (1995 - $nil) due from Waseco Resources Inc.

DIADEM RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOVEMBER 30, 1996  (IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------


8.     CAPITAL STOCK
       (a)  Authorized capital
             Authorized capital stock of the Company consists of an unlimited number of special shares, redeemable and retractable at paid-up value and an unlimited number of common shares.

       (b)  Issued and outstanding shares
             Details of issued and outstanding common shares are as follows:

                                                                         1996                            1995
                                                               Shares           $Amount        Shares           $Amount
       Balance, beginning of period                          21,916,256      12,654,140      12,399,581        3,090,305

       Warrants exercised by shareholders                          -               -          1,947,000          776,488

       Shares issued to related
       to the purchase of mining properties                     249,034       1,580,000         150,000           90,000

       Exercise of share options                                 85,000          85,200         116,000           46,400
                                                             ----------      ----------      ----------        ---------
                                                             23,250,290      14,319,340      14,612,581        4,003,193
                                                             ==========      ==========      ==========        =========

       There was an average of approximately 22,400,000 outstanding common shares (1995 - 12,920,000) during the current period.

       (c)   Initial public offering
             During the year ended May 31, 1995, the Company completed an initial public offering which resulted in the issuance of 7,236,000 common shares at a price of $0.30 per share for gross proceeds of $2,170,800. In addition, a total of 6,752,000 warrants to purchase additional common shares at $0.40 per share were issued pursuant to the offering. In addition, 1,120,000 warrants were granted to investors who had been issued shares through a private placement in the year ended May 31, 1993. These warrants allowed the holder to purchase additional common shares at $0.40 per share.

             During the six months ended November 30, 1995, 1,947,000 warrants were exercised with gross proceeds of $778,800. During the second half of the year ended May 31, 1996, a further 5,894,600 warrants were exercised for gross proceeds of $2,357,840. All unexercised warrants have expired.

       (d)   Secondary public offering
             During the six months ended November 30, 1996, the Company completed a public offering with the issuance of 1,000,000 Special Warrants at a price of $5.75 per Special Warrant for gross proceeds of $5,750,000. The funds were held in escrow as at May 31, 1996, pending the closing. Each Special Warrant entitled the holder to receive one common share and one-half of a common share of the Company at a price of $6.75 per share until May 17, 1997. An additional 50,000 warrants were issued to the broker at an exercise price of $6.75 per share expiring on May 17, 1997. None of the total of 550,000 warrants has been exercised.

DIADEM RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOVEMBER 30, 1996  (IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------


8.     CAPITAL STOCK (CONTINUED)

       (e)   Share Option Plan
             The Company has a share option plan under which options to purchase common shares may be granted by the board of directors to directors, officers employees and eligible service providers of the corporation for terms up to five years at a price equal to the market price prevailing on the date of the grant. The maximum number of options available for grant under the plan is 2,190,000.

             The following is a summary of the options which have been granted by the board of directors:

              Expiry Date              Option Price          Number of Shares
                                             $
                 June 5, 2000                0.62                   540,000
                 November 28, 2000           1.27                    30,000
                 January 26, 2001            1.86                   200,000
                 June 7, 2001                5.50                   620,000
                 October 18, 2001            6.50                     5,000
                 October 21, 2001            6.80                     5,000
                                                                  ---------
                                                                  1,400,000
                                                                  =========

 9.    INCOME TAXES
       As at November 30, 1996, the Company had accumulated tax losses of $1,163,000 which may be applied against future taxable income. These losses expire as follows:

                           Fiscal Year Ending In:                     $

                                             1998                  114,000
                                             1999                  339,000
                                             2000                   30,000
                                             2001                  100,000
                                             2002                  190,000
                                             2003                   10,000
                                             2004                  380,000
                                                                 ---------
                                                                 1,163,000
                                                                 =========

       In addition, the Company has deferred exploration expenditures which are deductible for tax purposes in the amount of approximately $5,400,000, which has been capitalized for tax purposes.

10.     SUBSEQUENT EVENTS

        The Company has reached an agreement to acquire a 68.25% interest in a 200 hectare gold prospect in Nicaragua known as "La Mestiza." The company made an initial payment of U.S. $50,000 and issued 100,000 common shares at a market value of $4.20 per share. To earn its full interest, the Company must make further payments totalling U.S. $725,000, issue a further 700,000 common shares and complete a five phase exploration and development program leading to the commencement of commercial production.

ITEM 2  MANAGEMENT'S PLAN OF OPERATION

The company is still in the development stage as its activities are solely concentrated on the exploration of the company's existing mining properties and the search for potential new opportunities. It is not generating income at this point. Subsequent to the end of the period, on December 11, 1996, the company entered into an agreement to acquire a 68.25% interest in a 200 hectare gold prospect in Nicaragua known as "La Mestiza." The company made an initial payment of U.S. $50,000 and issued 100,000 common shares at a market value of $4.20 per share. To earn its full interest, the company must make further payments totalling U.S. $725,000, issue a further 700,000 common shares and complete a five phase exploration and development program leading to the commencement of commercial production.

During the current period, the exploration permit on The Dihourse property in Quebec expired. Accordingly, the accumulated costs of acquisition and exploration in the amount of $119,241 were written off.

With the existing cash available, the company believes that its liquidity is very solid on a short-term basis in that it can meet its obligations with respect to its existing properties and administration expenses over the next year. Other sources of cash during this period would include the potential proceeds for the exercising of outstanding options and warrants.

The company's main goal is to find sufficient quantities of minerals in its various properties such that mining operations will be financially viable. If a property is determined to be viable, the company should have the ability to obtain external financing or find a strategic partner with sufficient resources to develop the mining infrastructure. Once established, mining operations should generate cash to finance continuing exploration activities. At this point, the company is not in a position to determine whether any of its properties contain sufficient reserves to become a viable mining operation. In the meantime, it has sufficient cash resources to continue its exploration program.

                                   SIGNATURES


        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                        DIADEM RESOURCES LTD.
                                        ---------------------------------
                                                (Registrant)


Date: March 7, 1997                     By: /s/ LINA NOBLE
                                           ------------------------------
                                           Lina Noble
                                           Treasurer